EXHIBIT 12.3

SIERRA PACIFIC POWER COMPANY
RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

	Nine Months Ended September 30, 2008		Year ended December 31,
	2008	2007	2007	2006	2005	2004	2003

EARNINGS AS DEFINED:
Income (Loss) From Continuing Operations
After Interest Charges	$ 68,052	$ 57,528	$ 65,667	$ 57,709	$ 52,074	$ 18,577	$ (23,275)
Income Taxes	29,423	24,468	26,009	27,829	28,379	325	(12,237)
Income (Loss) From Continuing Operations
before Income Taxes	97,475	81,996	91,676	85,538	80,453	18,902	(35,512)

Fixed Charges	62,553	56,261	75,655	79,093	72,652	67,685	101,514
Capitalized Interest (allowance for borrowed funds used during construction)	(8,915)	(9,080)	(12,771)	(5,505)	(1,504)	(2,849)	(3,276)
	$ 151,113	$ 129,177	$ 154,560	$ 159,126	$ 151,601	$ 83,738	$ 62,726
Total

FIXED CHARGES AS DEFINED:	$ 62,553	$ 56,261	$ 75,655	$ 79,093	$ 72,652	$ 67,685	$ 101,514
Interest Expensed and Capitalized (1)	-	-	-	-	-	-	-
Total	$ 62,553	56,261	75,655	79,093	72,652	$ 67,685	$ 101,514

RATIO OF EARNINGS TO FIXED CHARGES	2.42	2.30	2.04	2.01	2.09	1.24

DEFICIENCY	$ -	$ -	$ -	$ -	$ -	$ -	$ 38,788

(1)	Includes amortization of premiums, discounts, and capitalized debt expense and interest component of rent expense.

For the purpose of calculating the ratios of earnings to fixed charges, “Fixed Charges” represent the aggregate of interest charges on short-term and long-term debt (whether expensed or capitalized) and the portion of rental expense deemed attributable to interest.  “Earnings” represents pre-tax income (or loss) from continuing operations before pre-tax preferred stock dividend requirement and fixed charges (excluding capitalized interest).